UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Heritage Bankshares, Inc.

(Name of issuer)

Common Stock, $5.00 par value

(Title of class of securities)

42721M-10-1

(CUSIP number)

Michael S. Ives

150 Granby Street

Norfolk, Virginia 23510

(757) 648-1700

(Name, address and telephone number of person authorized to receive notices and communications)

November 16, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42721M-10-1	SCHEDULE 13D/A	Page 2 of 4 Pages

1	Names of reporting persons I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Michael S. Ives
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds PF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 174,357.8073
	8	Shared voting power 0
	9	Sole dispositive power 174,224
	10	Shared dispositive power 133.8073[1]
11	Aggregate amount beneficially owned by each reporting person 174,357.8073[2]
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 7.2%
14	Type of reporting person IN

1	Includes 133.8073 shares owned for the benefit of Mr. Ives in the Heritage Bankshares, Inc. Employee Stock Ownership Plan as of the plan year ended December 31, 2009 (the “ESOP”) (ESOP ownership interests are calculated annually), which such shares may be disposed of only in accordance with the terms of the ESOP.
2	Includes (i) 74,224 shares owned directly, (ii) 133.8073 shares owned for the benefit of Mr. Ives in the ESOP, (iii) 30,000 shares issuable upon the exercise of fully vested options granted under the Heritage Bankshares, Inc. 1999 Stock Option Plan pursuant to Mr. Ives’ Employment Agreement dated February 7, 2005, as amended, (iv) 56,000 shares issuable upon the exercise of fully vested options granted under the Heritage 2006 Equity Incentive Plan, and (v) 14,000 shares issuable upon the exercise of options granted under the Heritage 2006 Equity Incentive Plan that will vest within sixty days after the date hereof. See Item 5 of this Schedule 13D/A (Amendment No. 1).

Page 3 of 4 Pages

Explanatory Note

This Amendment No. 1 amends the original filing on Schedule 13D filed on December 12, 2008 (as amended from time to time, the “Schedule 13D”) relating to the common stock, $5.00 par value per share (the “Common Stock”), of Heritage Bankshares, Inc. (the “Issuer”). Mr. Ives is filing this Amendment No. 1 to report changes in his beneficial ownership of the Common Stock since the date of the original filing of the Schedule 13D. Except as provided herein, the information in this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D, all of which remains unchanged.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended by inserting the following at the end of Item 3:

In addition, the shares of Common Stock owned for the benefit of Mr. Ives in the Heritage Bankshares, Inc. Employee Stock Ownership Plan (the “ESOP”) are beneficially owned by Mr. Ives as a result of his employment with the Issuer.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b) Mr. Ives beneficially owns 174,357.8073 shares, or 7.2% of the outstanding shares of Common Stock of the Issuer as calculated in accordance with Section 13d-3 of the Securities Exchange Act of 1934, as follows: (i) 74,224 shares of Common Stock owned directly; (ii) 133.8073 shares of Common Stock owned for the benefit of Mr. Ives in the ESOP as of the plan year ended December 31, 2009 (ESOP ownership interests are calculated annually); (iii) 30,000 shares of Common Stock issuable upon the exercise of fully vested options granted under the 1999 Stock Option Plan, pursuant to Mr. Ives’ Employment Agreement with the Issuer and related Stock Option Agreement, exercisable at a price of $11.03 per share (as repriced by the Board of Directors of the Issuer effective January 28, 2009); (iv) 56,000 shares of Common Stock issuable upon the exercise of fully vested options under the 2006 Equity Incentive Plan, pursuant to Mr. Ives’ applicable Stock Option Agreement with the Issuer, exercisable at a price of $11.03 per share (as repriced by the Board of Directors of the Issuer effective January 28, 2009); and (v) 14,000 shares of Common Stock issuable pursuant to options granted under the 2006 Equity Incentive Plan, pursuant to Mr. Ives’ applicable Stock Option Agreement with the Issuer, which such options have not yet vested but will vest within 60 days after the date hereof (and not later than January 1, 2011), exercisable at a price of $11.03 per share (as repriced by the Board of Directors of the Issuer effective January 28, 2009). Except for the shares of Common Stock owned for the benefit of Mr. Ives in the ESOP, with respect to which investment and dispositive power are governed by the terms of the ESOP, Mr. Ives has sole voting, investment and dispositive power over these shares.

(c) During the past 60 days, Mr. Ives acquired shares of Common Stock in the following open market transactions:

Date	Purchase/Sale	No. of Shares	Price
September 24, 2010	Purchase	800	$12.25
November 15, 2010	Purchase	300	$12.95
November 16, 2010	Purchase	4,300	$12.90

(d) Not applicable.

(e) Not applicable.

Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule 13D is true, complete and correct.

Date: November 29, 2010	/s/ Michael S. Ives
Michael S. Ives